SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)
(Amendment No. 3)1

Rochester Medical Corporation

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

771497 10 4

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 771497 10 4	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Neil Gagnon
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 128,792
	6	SHARED VOTING POWER 72,110
	7	SOLE DISPOSITIVE POWER 127,267
	8	SHARED DISPOSITIVE POWER 290,658
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

Rochester Medical Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

One Rochester Medical Drive
Stewartville, Minnesota 55976

Item 2(a).	Name of Person Filing:

Neil Gagnon

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1370 Avenue of the Americas
Suite 2400
New York, NY 10019

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Shares, without par value

Item 2(e).	CUSIP Number:

771497 10 4

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2005, Neil Gagnon beneficially owned 417,925 shares of Common Stock of Rochester Medical Corporation, which amount includes (i) 77,889 shares beneficially owned by Mr. Gagnon over which he has sole voting power and sole dispositive power; (ii) 1,525 shares beneficially owned by Mr. Gagnon over which he has sole voting power and shared dispositive power; (iii) 40,985 shares beneficially owned by Lois Gagnon, Mr. Gagnon’s wife, over which Mr. Gagnon has shared voting power and shared dispositive power; (iv) 365 shares beneficially owed by Mr. Gagnon and Mrs. Gagnon as Joint Tenants with Rights of Survivorship, over which he has shared voting power and shared dispositive power; (v) 15,990 shares held by the Lois E. and Neil E. Gagnon Foundation (the “Foundation”), of which Mr. Gagnon is a trustee and over which Mr. Gagnon has shared voting power and shared dispositive power; (vi) 14,770 shares held by the Gagnon Family Limited Partnership (the “Partnership”) of which Mr. Gagnon is a partner and over which Mr. Gagnon has shared voting power and shared dispositive power; (vii) 11,525 shares held by the Gagnon Grandchildren Trust (the “Trust”) over which Mr. Gagnon has shared dispositive power but no voting power; (viii) 48,848 shares held by a hedge fund (the “Fund”), of which Mr. Gagnon is the principal executive officer of the manager and over which he has sole dispositive power and sole voting power; (ix) 530 shares held by the Gagnon Securities LLC Profit Sharing Plan and Trust (the “Plan”), of which Mr. Gagnon is a trustee and over which he has sole dispositive power and sole voting power; and (x) 205,498 shares held for certain customers of Gagnon Securities LLC, of which Mr. Gagnon is the managing member and the principal owner and over which he has shared dispositive power but no voting power.

Item 4(b).	Percent of Class:

7.8% beneficially owned by Mr. Gagnon. Calculation of percentage of beneficial ownership is based on 5,528,750 shares of Issuer’s Common Stock outstanding on December 5, 2005 as reported by the Issuer in its Annual Report filed on Form 10-K for the fiscal year ended September 30, 2005.

Item 4(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 128,792

(ii) shared power to vote or to direct the vote: 72,110

(iii) sole power to dispose or to direct the disposition of: 127,267

(iv) shared power to dispose or to direct the disposition of: 290,658

Items 5-9.	Not applicable.

Filing of this statement by Mr. Gagnon shall not be deemed an admission that he beneficially owns the securities reported herein as held in customer accounts at Gagnon Securities LLC or by the Foundation, the Partnership, the Trust, the Fund or the Plan. Mr. Gagnon expressly disclaims beneficial ownership of all securities held in such customer accounts or by the Foundation, the Partnership, the Trust, the Fund or the Plan. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common Stock of the Issuer.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2006
Date

/s/ Neil Gagnon
Neil Gagnon